EXHIBIT 99.3

October 25, 2021

British Columbia Securities Commission (BCSC)

701 West Georgia Street

P.O. Box 10142, Pacific Centre

Vancouver, BC V7Y 1L2

- and -

Alberta Securities Commission
Suite 600, 250-5th St. SW
Calgary, Alberta, T2P 0R4

Dear Sirs and Mesdames:

Re: Quaterra Resources Inc. (the "Company")

Please be advised that, in connection with National Instrument 51-102 - Continuous Disclosure Obligations, and in connection with our proposed engagement as auditor of the Company, we hereby notify you that we have reviewed the Company's Notice of Change of Auditor dated October 25, 2021 and, based on our knowledge at this time, are in agreement with the statements contained in the Notice.

We understand that the Notice of Change of Auditor, this letter, and a letter from the former auditor will be disclosed in the Information Circular to be mailed to all shareholders of the Company for the Company's next Annual General Meeting at which action is to be taken concerning the appointment of auditors.

Yours very truly,

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